Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(expressed in thousands of United States dollars)
(Unaudited)

Condensed Consolidated Interim Statements of Financial Position (Unaudited; Expressed in thousands of US dollars)

	Notes	March 31, 2024	December 31, 2023	January 1, 2023
				(Restated - Note 3)
ASSETS
Current
Cash and cash equivalents		$147,497	$194,622	$299,461
Gold in trust	9b	1,704	1,704	907
Trade and other receivables	13b	58,372	49,269	48,526
Inventories	5	41,191	38,864	26,633
Prepaid expenses and deposits		5,046	4,641	2,674
		253,810	289,100	378,201
Non-current
Cash in trust		1,725	1,612	1,110
Mining interests, plant and equipment	7	975,134	943,453	749,146
Investments in associates	6	109,605	108,780	113,527
Other financial assets	6b	12,837	9,756	—
Other long-term assets	13b	155	170	136
Total assets		$1,353,266	$1,352,871	$1,242,120
LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities	8	$58,700	$69,348	$47,282
Income tax payable		10,404	6,285	25,765
Note payable	6a	—	—	51,504
Current portion of long-term debt	9	31,310	36,826	28,706
Warrant liabilities	12c	25,982	26,606	21,794
Current portion of deferred revenue	11	1,728	1,163	1,606
Current portion of provisions	10	2,775	2,950	1,153
Current portion of lease obligations		1,472	2,015	2,416
		132,371	145,193	180,226
Non-current
Long-term debt	9	341,276	341,005	349,727
Deferred revenue	11	147,885	147,383	143,052
Provisions	10	30,456	30,378	20,963
Deferred income taxes		61,759	60,364	48,255
Lease obligations		3,609	3,080	3,710
Other long-term liabilities	12g	1,316	813	292
Total liabilities		718,672	728,216	746,225
Equity
Share capital	12a	733,945	719,806	715,035
Share purchase warrants	12d	9,442	9,708	10,183
Contributed surplus		182,000	181,758	180,674
Accumulated other comprehensive loss		(74,611)	(71,179)	(183,140)
Retained earnings (deficit)		(216,182)	(215,438)	(226,857)
Total equity		634,594	624,655	495,895
Total liabilities and equity		$1,353,266	$1,352,871	$1,242,120

Commitments and contingencies	Note 10d, 13c
Subsequent Events	Note 9c, 12c,d,e
Approved by the Board of Directors and authorized for issue on May 14, 2024:

(signed) Neil Woodyer	Director	(signed) David Garofalo	Director
See accompanying notes to the Consolidated Financial Statements.
Page | 2

Condensed Consolidated Interim Statements of Income (Loss) (Unaudited; Expressed in thousands of US dollars, except share and per share amounts)

		Three months ended March 31,
	Notes	2024	2023
			(Recast - Note 12c)

Revenue	14	$107,620	$96,907

Cost of sales	15	(71,333)	(53,705)
Depreciation and depletion		(7,519)	(7,646)
Social contributions		(3,455)	(2,404)

Income (loss) from mining operations		25,313	33,152

General and administrative costs		(4,207)	(2,235)
Income (loss) from investments in associates	6	(551)	(3,241)
Share-based compensation	12h	(1,842)	(1,147)
Other income (expense)		(212)	83

Income (loss) from operations		18,501	26,612

Gain (loss) on financial instruments	17	(3,742)	(11,779)
Finance income		2,246	2,173
Interest and accretion	16	(6,803)	(8,881)
Foreign exchange gain (loss)		108	(2,343)

Income (loss) before income tax		10,310	5,782

Income tax (expense) recovery
Current		(9,369)	(12,583)
Deferred		(1,685)	431

Net income (loss)		$(744)	$(6,370)

Earnings (loss) per share – basic	12i	$(0.01)	$(0.05)

Weighted average number of outstanding common shares – basic		138,381,653	136,188,570

Earnings (loss) per share - diluted	12i	$(0.01)	$(0.05)

Weighted average number of outstanding common shares – diluted		138,381,653	136,188,570

See accompanying notes to the Consolidated Financial Statements.
Page | 3

Condensed Consolidated Interim Statements of Comprehensive Income (Loss) (Unaudited; Expressed in thousands on US dollars)

		Three months ended March 31,
	Notes	2024	2023
			(Recast - Note 12c)

Net income (loss)		$(744)	$(6,370)

Other comprehensive earnings (loss):

Items that will not be reclassified to profit in subsequent periods:
Unrealized gain on Convertible Debentures due to change in credit risk ($nil tax effect)	9c	103	69
Actuarial gain (loss) on health plan obligation ($nil tax effect)	10	—	(341)
Unrealized loss on Gold Notes due to changes in credit risk (net of tax effect) (1)	9b	(1,516)	2,269

Items that may be reclassified to profit in subsequent periods:
Equity accounted investees – share of other comprehensive income (loss) ($nil tax effect)	6b	—	64
Reclassification of OCI to net earnings due to Denarius dilution and derecognition ($nil tax effect)		—	536
Foreign currency translation adjustment (net of tax effect)		(2,019)	13,726

Other comprehensive income (loss)		(3,432)	16,323

Comprehensive income (loss)		$(4,176)	$9,953
(1)Tax effect for Gold Notes for the three months ended March 31, 2024 is $nil (2023 - $839).
See accompanying notes to the Consolidated Financial Statements.
Page | 4

Condensed Consolidated Interim Statements of Equity (Unaudited; Expressed in thousands of US dollars, except share and per share amounts)

		Share Capital - common shares		Share purchase warrants	Contributed surplus	Accumulated OCI	Retained earnings	Total equity
Three months ended March 31, 2024	Notes	Number	Amount
At December 31, 2023		137,569,590	$719,806	$9,708	$181,758	$(71,179)	$(215,438)	$624,655
Exercise of options	12b,e	460,102	1,578	—	(296)	—	—	1,282
Exercise of warrants	12b,c,d	3,850,732	12,561	(266)	—	—	—	12,295
Stock-based compensation		—	—	—	538	—	—	538
Comprehensive earnings (loss)		—	—	—	—	(3,432)	(744)	(4,176)
At March 31, 2024		141,880,424	$733,945	$9,442	$182,000	$(74,611)	$(216,182)	$634,594

		Share Capital - common shares		Share purchase warrants	Contributed surplus	Accumulated OCI	Retained earnings	Total equity
Three months ended March 31, 2023	Notes	Number	Amount
							(Recast - Note 12c)
At December 31, 2022		136,057,661	$715,035	$10,183	$180,674	$(183,140)	$(226,857)	$495,895
Exercise of options	12e	100,000	311	—	(72)	—	—	239
Exercise of warrants	12c,d	101,246	415	(235)	—	—	—	180
Stock based compensation		—	—	—	388	—	—	388
Comprehensive earnings (loss)		—	—	—	—	16,323	(6,370)	9,953
At March 31, 2023		136,258,907	$715,761	$9,948	$180,990	$(166,817)	$(233,227)	$506,655
See accompanying notes to the Consolidated Financial Statements.
Page | 5

Condensed Consolidated Interim Statements of Cash Flows (Unaudited; Expressed in thousands of US dollars)

		Three months ended March 31,
	Notes	2024	2023
			(Recast - Note 12c)
Operating Activities
Net income (loss)		$(744)	$(6,370)
Adjusted for the following items:
Depreciation		7,762	7,930
Loss from investments in associates	6	551	3,241
Materials and supplies inventory provision		14	—
Share-based compensation	12h	1,842	1,147
Interest and accretion	16	6,803	8,881
Loss (gain) on financial instruments	17	3,742	11,779
Loss (gain) on gold in trust		—	(83)
Amortization of deferred revenue	11	(954)	(733)
Unrealized foreign exchange loss (gain)		(60)	1,858
Change in provisions	10	(52)	357
Income tax expense		11,054	12,152
Payment of PSUs and DSUs	12f,g	(981)	(46)
Settlement of provisions	10	(295)	(164)
Increase in cash in trust		(126)	(28)
Changes in non-cash operating working capital items	18	(29,343)	(20,153)
Operating cash flows before taxes		(787)	19,768
Income taxes paid		—	—
Net cash (used in) provided by operating activities		(787)	19,768
Investing Activities
Additions to mining interests, plant and equipment (net)	7	(34,771)	(19,764)
Acquisition of interest in Soto Norte	6a	—	(50,000)
Contributions to investment in associates	6a	(1,376)	(2,262)
Capitalized interest paid (net)		(2,594)	(1,307)
Net cash used in investing activities		(38,741)	(73,333)
Financing Activities
Repayment of Gold Notes	9b	(3,694)	(1,847)
Payment of lease obligations		(654)	(951)
Interest paid		(10,598)	(14,235)
Proceeds from exercise of stock options and warrants		7,671	417
Net cash used in financing activities		(7,275)	(16,616)
Impact of foreign exchange rate changes on cash and equivalents		(322)	70
Increase (decrease) in cash and cash equivalents		(47,125)	(70,111)
Cash and cash equivalents, beginning of period		194,622	299,461
Cash and cash equivalents, end of period		$147,497	$229,350
See accompanying notes to the Consolidated Financial Statements.
Page | 6

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
1.    Nature of Operations
Aris Mining Corporation (the “Company” or “Aris Mining”), is a company incorporated under the laws of the Province of British Columbia, Canada. The address of the Company’s registered and records office is 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “ARIS” and on the NYSE American LLC (“NYSE American”) under the symbol “ARMN”.
Aris Mining is primarily engaged in the acquisition, exploration, development and operation of gold properties in Colombia, Guyana and Canada. Aris Mining operates the Segovia Operations and Marmato Mine in Colombia. The Company is also the operator and 20% owner of the Soto Norte Project in Colombia, with an option to increase its ownership to 50%. Aris Mining also owns the advanced stage Toroparu Project in Guyana and the Juby Project in Ontario, Canada.
2.    Basis of Presentation
These condensed consolidated interim financial statements, as approved by the Company's Board of Directors on May 14, 2024, have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Certain disclosures required by IFRS have been condensed or omitted in the following note disclosures or are disclosed or have been disclosed on an annual basis only. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the years ended December 31, 2023 and 2022 (“annual financial statements”), which have been prepared in accordance with IFRS as issued by the IASB.
The financial statements have been prepared under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value and are presented in U.S. dollars. They have been prepared on a going concern basis assuming that the Company will be able to realize its assets and discharge its liabilities in the normal course of business as they come due for the foreseeable future.
3.    Summary of Material Accounting Policies
Consolidation
The material accounting policies are the same as those applied in preparing the annual financial statements for the year ended December 31, 2023, except for the adoption of the amendments to IAS 1, as noted below.

These financial statements comprise the financial results of the Company and its subsidiaries. Details regarding the Company and its principal subsidiaries as of March 31, 2024 are as follows:

Entity	Property/ function	Registered	Functional currency (1)
Aris Mining Corporation	Corporate	Canada	USD
Aris Mining Holdings Corp.	Corporate	Canada	USD
Aris Mining Guyana Holdings	Corporate	Canada	USD
Aris Mining Segovia Holdings, S.A.	Corporate	Panama	USD
Aris Mining (Panama) Marmato Inc.	Corporate	Panama	USD
Aris Mining Segovia	Segovia Operations	Colombia	COP
Aris Mining Marmato	Marmato Mine	Colombia	COP
Minerales Andinos de Occidente, S.A.S.	Marmato Zona Alta	Colombia	COP
Minera Croesus S.A.S.	Marmato Zona Alta	Colombia	COP
Aris Gold Switzerland AG	Soto Norte Project	Switzerland	USD
ETK Inc.	Toroparu Project	Guyana	USD
Aris Mining Toroparu Holdings Ltd.	Toroparu Project	BVI	USD
(1)“USD” = U.S. dollar; “COP” = Colombian peso.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Accounting policies of subsidiaries have been aligned, where necessary, to ensure consistency with the policies adopted by the Company.
See accompanying notes to the Consolidated Financial Statements.
Page | 7

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
3.    Summary of Material Accounting Policies (cont.)
New accounting standards issued

IAS 1 – Presentation of Financial Statements

The IASB issued an amendment to IAS 1, Presentation of Financial Statements that clarifies that the classification of liabilities as current or non-current depends on the rights existing at the end of the reporting period as opposed to the expectations of exercising the right for settlement of the liability. The amendments were effective January 1, 2024 and have been applied retrospectively. Under existing IAS 1 requirements, companies classify a liability as current when they do not have an unconditional right to defer settlement for at least 12 months after the reporting date. The IASB has removed the requirement for a right to be unconditional and instead now requires that a right to defer settlement must exist at the reporting date and have substance. The amendments therefore resulted in a change in the classification of liabilities that can be settled in an entity's own shares. Previously, counterparty conversion options were not considered when classifying the related liabilities as current or non-current. Subsequent to the application of the amendments, when a liability includes a counterparty conversion option that may be settled by a transfer of an entity's own shares, the Company takes into account the conversion option in classifying the liability as current or non-current. The Company's convertible debentures and warrant liabilities were impacted by the amendments.

Previously, the Company's convertible debentures were recorded as long-term debt and were classified as current when the instrument was maturing within 12 months after the reporting period. However, given the holders of the debenture have the option from issuance to maturity to convert the principal into common shares of the Company, the related liability is classified as current as at January 1, 2023 under the revised policy because the conversion option can be exercised by the holders within 12 months after the reporting period. Similarly, the Company's warrant liabilities were previously classified as non-current and warrants expiring within 12 months after the reporting period were classified as current. Under the revised policy, the warrant liabilities are classified as current as at January 1, 2023 and December 31, 2023 because the warrants can be exercised by the holders at any time subsequent to issuance.

As a result of the adoption of the IAS 1 amendments, the statement of financial position as at January 1, 2023 has been restated, with a reclassification of $13.2 million from non-current portion of long-term debt to current portion of long-term debt, and a reclassification of $21.8 million from non-current portion of warrant liabilities to current portion of warrant liabilities. The statement of financial position as at December 31, 2023 has also been restated, with a reclassification of $11.0 million from non-current portion of warrant liabilities to current portion of warrant liabilities.

There was no impact on the statement of income (loss), statement of other comprehensive income (loss), statement of equity, and statement of cash flows for the three months ended March 31, 2023.

	As at January 1, 2023			As at December 31, 2023
	As previously disclosed	Adjustment	Adjusted balances	As previously disclosed	Adjustment	Adjusted balances
Current portion of long-term debt	$15,525	$13,182	$28,707	$36,826	$—	$36,826
Current portion of warrant liabilities	—	21,794	21,794	15,625	10,981	26,606
Long-term debt	362,909	(13,182)	349,727	341,005	—	341,005
Warrant liabilities	21,794	(21,794)	—	10,981	(10,981)	—

New accounting standards issued but not effective

IFRS 18 – Presentation and Disclosure in Financial Statements

The IASB issued IFRS 18, Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1, Presentation of Financial Statements.

IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The extent of the impact of adoption of this standard is currently under evaluation.

Page | 8

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

4.    Significant Accounting Judgments, Estimates and Assumptions
Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The significant judgments, estimates and assumptions made by management in applying the Company’s accounting policies are the same as those that applied to the consolidated financial statements for the years ending December 31, 2023 and 2022 (annual financial statements).

5.    Inventories

	March 31, 2024	December 31, 2023
Finished goods	$8,680	$7,907
Metal in circuit	722	783
Ore stockpiles	709	794
Materials and supplies	31,080	29,380
As at March 31, 2024	$41,191	$38,864
During the three months ended March 31, 2024, the total cost of inventories recognized in the consolidated statement of income (loss) amounted to $71.3 million (2023 - $53.7 million).
As at March 31, 2024, materials and supplies are recorded net of an obsolescence provision of $2.7 million (2023 - $2.7 million).
6.     Investments in Associates

	Percentage of ownership	Common shares	March 31, 2024	December 31, 2023
Soto Norte (a)	20.0%	1,825,721	$109,373	$108,527
Denarius (b)	—%	—	—	—
Western Atlas (c)	25.4%	29,910,588	232	253
Total			$109,605	$108,780

The income (loss) from investments in associates during the three months ended March 31, 2024 and 2023 comprises:

	Three months ended March 31,
	2024	2023
Soto Norte (a)	$(530)	$(1,301)
Denarius (b)	—	(1,899)
Western Atlas (c)	(21)	(41)
Total	$(551)	$(3,241)

Page | 9

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

6.    Investments in Associates (cont.)
a)Soto Norte
The Company has a 20% interest in the Soto Norte gold project, with MDC Industry Holding Company LLC (“Mubadala”) holding the remaining 80% interest. The Company is the operator of the joint venture company, and the joint venture partners will share project costs on a pro-rata ownership basis (“Soto Norte Project”).

The following table summarizes the change in the carrying amount of the Company’s investment in Soto Norte:

Amount
Investment in associate as of December 31, 2022	$100,772
Company’s share of the income from the associate	2,650
Cash contributions to Soto Norte	5,105
Investment in associate as of December 31, 2023	108,527
Company’s share of the loss from the associate	(530)
Cash contributions to Soto Norte	1,376
Investment in associate as of March 31, 2024	$109,373

The Company previously recognized a note payable related to the deferred $50 million tranche payment due to Mubadala. The note incurred interest at 7.5% and was amortized using the effective interest method, resulting in an effective interest rate of 11.87%. The note was repaid on March 21, 2023.

Amount
As at December 31, 2022	$51,504
Interest expense	2,246
Repayment	(50,000)
Interest paid	(3,750)
As at December 31, 2023	$—

Summarized financial information for the Soto Norte Project, on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies, is as follows:

	March 31, 2024	March 31, 2023
Revenues	$—	$—
Operating expenses	(5,761)	(3,919)
Depreciation and depletion	(194)	(278)
Loss before finance expenses and income tax	(5,955)	(4,197)
Finance income (expense)	13	(842)
Income tax recovery (expense)	3,290	(1,464)
Net loss and comprehensive loss of associate	(2,652)	(6,503)
Company’s equity share of the net loss and comprehensive loss of associate – 20%	$(530)	$(1,301)

Page | 10

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

6.    Investments in Associates (cont.)
The assets and liabilities of the Soto Norte Project at 100% are as follows:

	March 31, 2024	December 31, 2023
Current assets	$3,482	$3,922
Non-current assets	681,467	678,206
Total	684,949	682,128
Current liabilities	3,076	1,851
Non-current liabilities	135,009	137,641
Total	138,085	139,492
Net assets	$546,864	$542,636
Company’s share of the net assets of Soto Norte – 20%	$109,373	$108,527

b)Denarius
During the year ended December 31, 2023, Denarius Metals Corp. (“Denarius”) completed the following equity offerings:
•a rights offering whereby the Company participated for less than its pro rata ownership interest and acquired 3,750,000 common shares in Denarius for cash consideration of $1.1 million, decreasing its equity interest in Denarius to approximately 24.9%; and
•a private placement in which the Company did not participate, decreasing its equity investment in Denarius to approximately 17.2% as at December 31, 2023.
As a result of the reduced ownership percentage subsequent to the private placement, the Company concluded that it no longer had significant influence in the investee, and therefore, discontinued accounting for the investment using the equity method from April 4, 2023, being the date of the completion of the private placement and began carrying the investment at fair value through profit or loss. The Company recorded a loss on discontinuation of the equity method of $10.0 million and reclassified the fair value of the Denarius investment of $3.5 million to other financial assets. The loss was calculated as the difference between the fair value of Aris Mining’s retained interest and the carrying amount of the investment in Denarius at the date the equity method was discontinued, including a $1.9 million loss previously recognized in other comprehensive income that was reclassified to profit and loss on discontinuation of the equity method.

Page | 11

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

6.    Investments in Associates (cont.)
The following table summarizes the change in the carrying amount of the Company’s investment in Denarius:

	Common shares	Warrants	Total
As of December 31, 2022	$11,960	$409	$12,369
Additions	1,122	—	1,122
Company’s share of the loss from the associate	(783)	—	(783)
Equity share of other comprehensive loss	600	—	600
Loss on dilution	(1,680)	—	(1,680)
Loss on derecognition	(8,142)	—	(8,142)
Reclassification of investment	(3,077)	(409)	(3,486)
Investment in Denarius at at December 31, 2023	$—	$—	$—

During the year-ended December 31, 2023, the Company also subscribed for C$5.0 million of Denarius Convertible Debentures ("Denarius Debenture"). The Denarius Debenture is due, in cash, on October 19, 2028 and may be converted at the Company’s sole discretion into common shares of Denarius at a conversion price of C$0.45 per share. The Denarius Debenture will pay interest monthly at a rate of 12.0% per annum and also pay quarterly in cash an amount equal to the Gold Premium (as defined below) multiplied by the principal amount of the Denarius Debenture. The Gold Premium is calculated as the percentage equal to (i) 25% of the amount, if any, by which the London P.M. Fix exceeds $1,800 per ounce, divided by (ii) $1,800. The Company concluded that these debentures are not considered exercisable or convertible as at period-end under the guidance in IAS 28 and therefore, are excluded in assessing significant influence.
The Company’s investment in Denarius is carried at $12.8 million at March 31, 2024. During the three months ended March 31, 2024, the Company recognized a gain of $3.1 million in gain (loss) on financial instruments related to the change in fair value of the investment in the period (year ended December 31, 2023 - $2.7 million).

	Common shares	Warrants	Convertible Debenture	Total
Reclassification of investment	$3,077	$409	$—	$3,486
Purchase of Denarius Debenture	—	—	3,603	3,603
Change in fair value	919	(160)	1,908	2,667
Other financial asset as at December 31, 2023	$3,996	$249	$5,511	$9,756
Change in fair value	1,355	(163)	1,889	3,081
Other financial asset as at March 31, 2024	$5,351	$86	$7,400	$12,837
c)Western Atlas
The following table summarizes the change in the carrying amount of the Company’s investment in Western Atlas:

Amount
As of December 31, 2022	$381
Company’s share of the loss from the associate	(128)
As of December 31, 2023	$253
Company’s share of the loss from the associate	(21)
Investment in Western Atlas as of March 31, 2024	$232

Page | 12

Notes to the Consolidated Financial Statements Three months ended March 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

7.    Mining Interest, Plant & Equipment

	Plant and equipment	Depletable mineral properties	Non-Depletable development projects	Exploration projects	Total
Cost
Balance at December 31, 2023	$253,861	$427,182	$216,723	$521,200	$1,418,966
Additions	11,643	11,054	12,789	1,942	37,428
Disposals	(349)	—	—	—	(349)
Change in decommissioning liability (Note 10)	—	(105)	—	—	(105)
Capitalized interest	—	—	4,615	—	4,615
Exchange difference	(910)	(2,363)	(326)	(73)	(3,672)
Balance at March 31, 2024	$264,245	$435,768	$233,801	$523,069	$1,456,883
Accumulated Depreciation and Impairment Charges
Balance at December 31, 2023	$(91,854)	$(204,183)	$—	$(179,476)	$(475,513)
Depreciation	(3,867)	(3,895)	—	—	(7,762)
Disposals	119	—	—	—	119
Exchange difference	436	971	—	—	1,407
Balance at March 31, 2024	$(95,166)	$(207,107)	$—	$(179,476)	$(481,749)

Net book value at December 31, 2023	$162,007	$222,999	$216,723	$341,724	$943,453
Net book value at March 31, 2024	$169,079	$228,661	$233,801	$343,593	$975,134

	Plant and equipment	Depletable mineral properties	Non-Depletable development projects	Exploration projects	Total
Cost
Balance at December 31, 2022	$182,566	$292,386	$153,540	$503,759	$1,132,251
Additions	33,455	36,190	30,412	14,969	115,026
Disposals	(1,937)	—	—	—	(1,937)
Transfers	105	(105)	—	—	—
Change in decommissioning liability (Note 10)	—	3,182	—	—	3,182
Capitalized interest	—	—	14,550	—	14,550
Exchange difference	39,672	95,529	18,221	2,472	155,894
Balance at December 31, 2023	$253,861	$427,182	$216,723	$521,200	$1,418,966
Accumulated Depreciation and Impairment Charges
Balance at December 31, 2022	$(60,844)	$(142,785)	$—	$(179,476)	$(383,105)
Depreciation	(13,478)	(23,034)	—	—	(36,512)
Disposals	668	—	—	—	668
Exchange difference	(18,200)	(38,364)	—	—	(56,564)
Balance at December 31, 2023	$(91,854)	$(204,183)	$—	$(179,476)	$(475,513)

Net book value at December 31, 2022	$121,722	$149,601	$153,540	$324,283	$749,146
Net book value at December 31, 2023	$162,007	$222,999	$216,723	$341,724	$943,453

Page | 13

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
7.    Mining Interest, Plant, & Equipment (cont.)

The capitalized interest is broken down as follows:

	March 31, 2024	December 31, 2023
Capitalized Interest - Gold Notes (Note 9b)	$2,670	$7,484
Capitalized Interest - Deferred Revenue (Note 11)	2,021	7,818
Capitalized Interest - Income	(76)	(752)
Total	$4,615	$14,550

Plant and equipment as of March 31, 2024 include Right of Use assets with a net book value of $4.4 million (December 31, 2023 - $4.3 million).

8.    Accounts Payable and Accrued Liabilities

	March 31, 2024	December 31, 2023
Trade payables related to operating, general and administrative expenses	$41,506	$53,913
Trade payables related to capital expenditures	4,090	1,591
Other provisions	8,752	9,312
Acquisitions of mining interests	623	623
DSU and PSU Liability (Note 12g,f)	3,714	3,894
Other taxes payable	15	15
Total	$58,700	$69,348
9.     Long-term Debt

	March 31, 2024	December 31, 2023
Senior Notes (a)	$296,109	$300,608
Gold Notes (b)	63,170	63,310
Convertible Debentures (c)	13,307	13,913
Total	372,586	377,831
Less: current portion	(31,310)	(36,826)
Non-current portion	$341,276	$341,005

Page | 14

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

9.     Long-term Debt (cont.)
a)Senior Unsecured Notes due 2026 (“Senior Notes”)
The key terms of the Senior Notes are summarized in the annual financial statements.

Amount
Carrying value of the debt as at December 31, 2022	$298,107
Interest expense accrued	20,625
Interest expense paid	(20,625)
Accretion of discount	2,501
Carrying value of the debt as at December 31, 2023	$300,608
Interest expense accrued	5,156
Interest expense paid	(10,313)
Accretion of discount (Note 16)	658
As at March 31, 2024	296,109
Less: current portion, represented by accrued interest	(2,979)
Non-current portion as at March 31, 2024	$293,130

b)Gold Notes
The key terms of the Gold Notes are summarized in the annual financial statements. The fair value of the Gold Notes was calculated using valuation pricing models as at March 31, 2024. Significant inputs used in the valuation model include a credit spread, risk free rates, gold prices, implied volatility of gold prices and recent trading history.

	Number of Gold Notes	Amount
Fair value of Gold Notes as at December 31, 2022	66,006,346	$67,145
Repayments	(7,388,882)	(7,388)
Change in fair value through profit and loss (Note 17)	—	8,950
Change in fair value through other comprehensive income due to changes in credit risk	—	(5,397)
Fair value of Gold Notes as at December 31, 2023	58,617,464	63,310
Repayments	(3,694,378)	(3,694)
Change in fair value through profit and loss (Note 17)	—	2,038
Change in fair value through other comprehensive income due to changes in credit risk	—	1,516
Fair value of Gold Notes as at March 31, 2024	54,923,086	63,170
Less: current portion	(15,023,804)	(15,024)
Non-current portion as at March 31, 2024	39,899,282	$48,146

Payments made to Gold Note holders are as follows:

	2024	2023
Repayments	$3,694	$1,847
Gold premiums	1,594	569
Interest payment	1,076	1,281
As at March 31, 2024, there were 880 ounces (December 31, 2023 - 880 ounces) of gold held in gold in trust with a carrying value of $1.7 million (December 31, 2023 - $1.7 million).

Page | 15

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

9.    Long-term Debt (cont.)
c)Convertible Debentures

	Number of Debentures	Amount
As at December 31, 2022	18,000	$13,182
Change in fair value through profit and loss (Note 17)	—	1,032
Change in FVOCI due to changes in credit risk	—	(301)
As at December 31, 2023	18,000	$13,913
Change in fair value through profit and loss (Note 17)	—	(503)
Change in FVOCI due to changes in credit risk	—	(103)
Current portion as at March 31, 2024 ⁽¹⁾	18,000	$13,307
(1)Subsequent to March 31, 2024, the convertible debentures matured on April 5, 2024 and C$16.2 million of the debentures with a principal value of C$16.2 million were converted, resulting in the issuance of 3,410,526 common shares, and C$1.8 million of the debentures were settled through the repayment of C$1.8 million.

The key terms of the Convertible Debentures are summarized in the annual financial statements. The Convertible Debentures are a financial liability and have been designated at FVTPL. At March 31, 2024, the fair value of the Convertible Debentures has been determined using the binomial pricing model and Level 2 inputs, including share price volatility, risk free interest rate and credit spread.

10.    Provisions
A summary of changes to the provisions is as follows:

	Reclamation and rehabilitation	Environmental fees	Health plan obligations	Total
As at December 31, 2023	$15,984	$5,480	$11,864	$33,328
Recognized in period	—	16	—	16
Change in assumptions	(105)	—	(68)	(173)
Settlement of provisions	(116)	—	(179)	(295)
Accretion expense (Note 16)	209	11	301	521
Exchange difference	(79)	(29)	(58)	(166)
As at March 31, 2024	$15,893	$5,478	$11,860	$33,231
Less: current portion	(2,007)	(81)	(687)	(2,775)
Non-current portion	$13,886	$5,397	$11,173	$30,456

As at December 31, 2022	$9,540	$4,299	$8,277	$22,116
Recognized in period	—	57	—	57
Change in assumptions	3,182	—	215	3,397
Settlement of provisions	(83)	(79)	(618)	(780)
Accretion expense (Note 16)	715	86	1,546	2,347
Exchange difference	2,630	1,117	2,444	6,191
As at December 31, 2023	$15,984	$5,480	$11,864	$33,328
Less: current portion	(2,194)	(65)	(691)	(2,950)
Non-current portion	$13,790	$5,415	$11,173	$30,378

Page | 16

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

10.    Provision (cont.)
a)Reclamation and rehabilitation provision
As of March 31, 2024, the Company estimated the inflated undiscounted costs to be incurred with respect to future mine closure and reclamation activities related to the existing mining operation of the Marmato mine to be COP 43.3 billion (December 31, 2023 – COP 46.2 billion), equivalent to $11.3 million at the March 31, 2024 exchange rate (December 31, 2023 - $12.1 million).
As of March 31, 2024, the Company estimated the inflated undiscounted costs to be incurred with respect to future mine closure and reclamation activities related to the existing mining operation of the Segovia Operations to be COP 83.6 billion (December 31, 2023 – COP 81.8 billion), equivalent to $21.7 million at the March 31, 2024 exchange rate (December 31, 2023 - $21.4 million).

The following table summarizes the assumptions used to determine the decommissioning provision:

	Expected date of expenditures	Inflation rate	Pre-tax risk-free rate
Marmato Mine	2024-2042	2.58%	10.27%
Segovia Operations	2024-2034	3.08%	9.64%
b)Environmental fees
The Company’s mining and exploration activities are subject to Colombian laws and regulations governing the protection of the environment. Colombian regulations provide for fees applicable to entities discharging effluents to river basins. The local environmental authority in Segovia has issued two resolutions assessing fees totaling COP 34.6 billion ($9.1 million), which the Company is disputing. The Company has a provision in the amount of COP 20.9 billion ($5.5 million) related to the present value of its best estimate of the potential liability for these fees (December 31, 2023 – COP 20.9 billion equivalent to approximately $5.5 million).
c)Health plan obligations
The health plan obligation of COP 45.6 billion (approximately $11.9 million) is based on an actuarial report prepared as at December 31, 2023 with an inflation rate of 6.6% and a discount rate of 10.9%. The Company is currently paying approximately COP 0.2 billion (approximately less than $0.1 million) monthly to fund the obligatory health plan contributions. At March 31, 2024, non-current cash in trust includes approximately $0.9 million deposited in a restricted cash account as security against this obligation (December 31, 2023 - $0.9 million).
d)Claims
In the ordinary course of business, the Company is involved in and potentially subject to legal actions and proceedings. The Company records provisions for such claims when considered material and an outflow of resources is considered probable.
The Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, and any of these events could lead to reassessments. The Company records provisions for such claims when it determines it is not probable that the taxation authority will accept its filing position. No such provisions have been recorded by the Company.

Page | 17

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

11.    Deferred Revenue

	March 31, 2024	December 31, 2023
Marmato (a)	$65,613	$64,546
Toroparu (b)	84,000	84,000
Total	$149,613	$148,546
Less: current portion	(1,728)	(1,163)
Non-current portion	$147,885	$147,383
a)Marmato
The Company is party to a Precious Metals Purchase Agreement at the Marmato Mine (the “Marmato PMPA”) with WPMI. Under the arrangement, WPMI will provide aggregate funding amount to $175 million with the remaining balance of $122 million to be received during the construction and development of the Marmato Lower Mine.

The contract will be settled by the Company delivering precious metal credits to WPMI. The Company recorded the deposit received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered under the PMPA. Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognised as revenue.
Accretion will be capitalized during the development of the Marmato Lower Mine (Note 7).

The following are the key inputs for the Marmato PMPA contract as of March 31, 2024:

Key inputs in the estimate	March 31, 2024	December 31, 2023
Estimated financing rate	12.50%	12.50%
Gold price	$1,790 - $2,025	$1,724 - $1,939
Silver price	$23.04 - $24.54	$22.71 - $24.33
Construction milestone timelines	2024 - 2025	2024 - 2025

A summary of changes to the deferred revenue balance is as follows:

Total
As at December 31, 2022	$60,658
Acquisition of Aris Gold’s deferred revenue liability	(3,878)
Recognition of revenue on ounces delivered	(52)
Accretion (Note 7)	7,818
As at December 31, 2023	$64,546
Recognition of revenue on ounces delivered	(937)
Cumulative catch-up adjustment	(17)
Accretion (Note 7)	2,021
As at March 31, 2024	$65,613
Less: current portion	(1,728)
Non-current portion as at March 31, 2024	$63,885
b)Toroparu
The Company is also party to a Precious Metals Purchase Agreement (“Toroparu PMPA”) with WPMI. The key terms of the Toroparu
PMPA are summarized in the annual financial statements. The Company recorded deferred revenue of $84.0 million, all non-current which represents the estimated future cash flows attributable to expected future gold and silver deliveries to Wheaton.

Page | 18

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

12.     Share Capital
a)Authorized
Unlimited number of common shares with no par value.
b)Issued and fully paid
As at March 31, 2024, the Company had 141,880,424 common shares issued and outstanding (December 31, 2023 – 137,569,590 common shares). During the three months ended March 31, 2024, the Company issued a total of 460,102 common shares for the exercise of stock options and 3,850,732 common shares for the exercise of warrants.
c)Share Purchase Warrants – liability classified
The following table summarizes the change in the number of issued and outstanding share purchase warrants and the associated warrant liabilities during the period ended March 31, 2024:

	Units	Amount
Listed Warrants(1) – exercise price C$2.21, exercisable until Apr 30, 2024
As at December 31, 2022	10,064,255	$9,667
Exercised	(763,103)	(924)
Fair value adjustment (Note 17)	—	6,329
Balance at December 31, 2023	9,301,152	$15,072
Exercised	(3,723,152)	(5,909)
Fair value adjustment (Note 17)	—	1,712
Balance at March 31, 2024	5,578,000	$10,875
Aris Unlisted Warrants(2) – exercise price C$6.00, exercisable until Dec 19, 2024
Balance at December 31, 2022	1,650,000	588
Fair value adjustment (Note 17)	—	(35)
Balance at December 31, 2023	1,650,000	$553
Fair value adjustment (Note 17)	—	(39)
Balance at March 31, 2024	1,650,000	$514
Aris Listed Warrants(2) – exercise price C$5.50, exercisable until Jul 29, 2025
Balance at December 31, 2022	29,084,377	11,173
Exercised	(25,000)	(21)
Fair value adjustment (Note 17)	—	(171)
Balance at December 31, 2023	29,059,377	$10,981
Fair value adjustment (Note 17)	—	3,612
Balance at March 31, 2024	29,059,377	$14,593

Balance at December 31, 2023		$26,606
Balance at March 31, 2024		$25,982
(1)Subsequent to March 31, 2024, 4,823,097 warrants were exercised and 754,903 warrants expired.
(2)Number of replacement warrants and exercise price have been adjusted by the share Exchange Ratio of 0.5.

Page | 19

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

12.    Share Capital (cont.)
Valuation inputs for Unlisted Warrants

The fair value of the Unlisted Warrants was determined using the Black-Scholes option pricing model and Level 2 fair value inputs as follows:

Valuation Inputs	Aris Unlisted Warrants
Expected volatility	46%
Liquidity discount	1%
Risk-free interest rate	4.17%
Expected life of warrants	1.0 year
Dividend yield	0%

During the year ended December 31, 2023, the Company identified a non-material error in the fair value of the listed warrant liability previously reported. As a result, the statement of income (loss) for the three months ended March 31, 2023 has been recast, with the loss on financial instruments increasing by $1.0 million. The net impact of the recast was to increase net loss previously reported of $5.4 million (($0.04) basic and ($0.04) diluted loss per share) to a net loss of $6.4 million (($0.05) basic and ($0.05) diluted loss per share).

There was no impact on the statement of cash flows for the three months ended March 31, 2023, other than the amounts reported for net income (loss) and gain on financial instruments changing by the amounts described above within the Operating Activities section of the statement of cash flows.
d)Share Purchase Warrants – equity classified
The following table summarizes the change in the number of issued and outstanding share purchase warrants and the associated equity classified warrants during the periods ending March 31, 2024 and December 31, 2023:

	Units	Common shares issuable	Amount
As at December 31, 2022	7,224,965	5,019,905	$10,183
Exercised (1)	(281,500)	(195,586)	(475)
Expired	(2,795,090)	(1,942,029)	—
As at December 31, 2023	4,148,375	2,882,290	9,708
Exercised (2)	(183,624)	(127,580)	(266)
Expired	—	—	—
Balance at March 31, 2024	3,964,751	2,754,710	$9,442
(1)The exercise price per Gold X Warrant exercised averaged C$2.14.
(2)The exercise price per Gold X warrant exercised averaged C$3.04.

The table below summarizes information about the equity classified warrants issued and outstanding as at March 31, 2024:

	Warrants outstanding	Common shares issuable	Exercise price C$/common shares issuable
Gold X Warrants
June 12, 2024 (1)	848,750	589,712	$1.90
August 27, 2024 ⁽²⁾	3,116,001	2,164,998	$4.03
Balance at March 31, 2024	3,964,751	2,754,710	$3.57
(1)Subsequent to March 31, 2024, 382,500 warrants were exercised with an exercise price of C$1.90.
(2)Subsequent to March 31, 2024, 1,168,159 warrants were exercised with an exercise price of C$4.03.

Page | 20

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

12. Share Capital (cont.)
e)Stock option plan

The Company has a rolling Stock Option Plan (the “Option Plan”) in compliance with the TSX policies for granting stock options. Under the Option Plan, the maximum number of common shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares and, to any one option holder, may not exceed 5% of the issued common shares on a yearly basis. The exercise price of each stock option will not be less than the market price of the Company’s stock at the date of grant. Each stock option vesting period and expiry is determined on a grant-by-grant basis.

A summary of the change in the stock options outstanding during the periods ended March 31, 2024 and December 31, 2023 is as follows:

	Options outstanding	Weighted average exercise price (C$)
Balance at December 31, 2022	6,713,506	$4.71
Options granted	1,778,931	3.99
Exercised (1)	(528,241)	3.27
Expired or cancelled	(683,076)	5.11
Balance at December 31, 2023	7,281,120	$4.71
Options granted	2,525,561	4.09
Exercised (2)	(460,102)	3.79
Expired or cancelled	(508,190)	6.20
Balance at March 31, 2024 (3)	8,838,389	$4.38
(1)The weighted average share price at the date stock options were exercised was C$4.10.
(2)The weighted average share price at the date stock options were exercised was C$4.43.
(3)Subsequent to March 31, 2024, 2,525,561 stock options with an exercise price of C$4.09 were granted by the Company, 964,331 stock options were exercised.

A summary of the inputs used in the determination of the fair values of the stock options granted in the periods ended March 31, 2024 and December 31, 2023, using the Black-Scholes option pricing model, is as follows:

	January 12, 2023	May 12, 2023	October 2, 2023	January 31, 2024
Total options issued	1,691,964	26,815	60,152	2,525,561
Market price of shares at grant date	$4.03	$3.40	$3.09	$4.09
Exercise price	$4.03	$3.40	$3.09	$4.09
Dividends expected	Nil	Nil	Nil	Nil
Expected volatility	58.36%	55.47%	46.95%	44.42%
Risk-free interest rate	3.67%	3.50%	4.64%	3.82%
Expected life of options	3.0 years	3.01 years	3.00 years	3.0 years
Vesting terms	2 years (1)	2 years (1)	2 years (1)	2 years (1)
(1)50% of the options vest one year after issue date, the remaining 50% vest two years after issue date.

Page | 21

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

12.    Share Capital (cont.)
The table below summarizes information about the stock options outstanding and the common shares issuable as at March 31, 2024:

Expiry date	Outstanding	Vested stock options	Remaining contractual life in years	Exercise price (C$/share)
April 1, 2025	445,000	445,000	1.25	4.05
July 2, 2025	50,000	50,000	1.51	6.88
April 1, 2026	730,000	730,000	2.25	6.04
January 26, 2027	90,000	90,000	3.07	5.45
April 1, 2027	801,000	801,000	3.25	5.84
April 6, 2024	4,439	4,439	0.27	4.70
March 1, 2025	1,860,000	1,860,000	1.17	4.00
March 23, 2025	599,806	599,806	1.23	3.80
May 31, 2025	66,300	66,300	1.42	3.72
June 26, 2025	30,000	30,000	1.49	5.00
January 12, 2026	1,549,316	834,089	2.03	4.03
May 12, 2026	26,815	—	2.37	3.40
October 2, 2026	60,152	—	2.76	3.09
January 31, 2027	2,525,561	—	2.83	4.09
Balance at March 31, 2024	8,838,389	5,510,634	1.93	$4.38

f)DSUs

A summary of changes to the DSU liability, included in accounts payable and accrued liabilities, during the period ended March 31, 2024 and the year ended December 31, 2023 is as follows:

	Units	Amount
Balance at December 31, 2022	333,818	$826
Granted and vested during the period	241,223	649
Change in fair value	—	428
Balance at December 31, 2023	575,041	$1,903
Granted and vested during the period	52,501	181
Paid	(108,219)	(312)
Change in fair value	—	91
Balance at March 31, 2024	519,323	$1,863

The DSU liability at March 31, 2024 was determined based on the Company’s quoted closing share price on the TSX, a Level 1 fair value input, of C$4.69 ($3.45) (December 31, 2023 - C$4.43 ($3.35)) per share.

Page | 22

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

12.    Share Capital (cont.)
g)PSUs
A summary of changes to the PSU liability during the period ended March 31, 2024 and the year ended December 31, 2023 is as follows:

	Units	Amount
Balance at December 31, 2022	706,286	$292
Unvested PSUs recognized in the period	796,758	1,178
Vested PSUs recognized in the period	—	29
Paid	(30,325)	(47)
Change in fair value	—	1,352
Balance at December 31, 2023	1,472,719	$2,804
Unvested PSUs recognized in the period	915,319	389
Paid	(282,670)	(669)
Change in fair value	—	643
Balance at March 31, 2024	2,105,368	$3,167
Less: current portion		(1,851)
Non-current portion as at March 31, 2024		$1,316

h)Share-based compensation expense

	Three months ended March 31,
	2024	2023
Stock-option expense	$538	$388
DSU expense	272	365
PSU expense	1,032	394
Total	$1,842	$1,147

Page | 23

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

12.    Share Capital (cont.)
i)Earnings (loss) per share

	March 31, 2024			March 31, 2023
(Recast - Note 12c)
	Weighted average shares outstanding	Net earnings (loss)	Net earnings (loss) per share	Weighted average shares outstanding	Net earnings (loss)	Net earnings (loss) per share
Basic EPS	138,381,653	$(744)	$(0.01)	136,188,570	$(6,370)	$(0.05)
Effect of dilutive stock-options	—	—		—	—
Effect of Convertible Debenture	—	—		—	—
Effect of dilutive warrants	—	—		—	—

Diluted EPS	138,381,653	$(744)	$(0.01)	136,188,570	$(6,370)	$(0.05)
Diluted earnings per share amounts are calculated by adjusting the basic earnings per share to take into account the after-tax effect of interest and other finance costs associated with dilutive convertible debentures as if they were converted at the beginning of the period, and the effects of potentially dilutive stock options and share purchase warrants calculated using the treasury stock method. When the impact of potentially dilutive securities increases the earnings per share or decreases the loss per share, they are excluded for purposes of the calculation of diluted earnings per share.
The following table lists the number of warrants, stock options and Convertible Debenture which were excluded from the computation of diluted earnings per share. Instruments were excluded because either the instruments were not vested, the exercise prices exceeded the average market value of the common shares or the impact of including the in the money securities were anti-dilutive to EPS.

	Three months ended March 31,
	2024	2023
Stock options	8,838,389	8,176,470
Convertible Debenture	3,789,474	3,789,474
Warrants	40,252,128	50,984,377

Page | 24

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

13.    Financial Risk Management
The nature of the acquisition, exploration, development and operation of gold properties exposes the Company to risks associated with fluctuations in commodity prices, foreign currency exchange rates and credit risk. The Company may at times enter into risk management contracts to mitigate these risks. It is the Company’s policy that no speculative trading in derivatives shall be undertaken.

a)Financial instrument risk
Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities
•Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•Level 3 – inputs that are not based on observable market data.

The fair values of the Company’s cash and cash equivalents, cash in trust, accounts receivable, accounts payable and accrued liabilities, and, taxes payable approximate their carrying values due to their short-term nature.

The Senior Notes are recognized at amortized cost using the effective interest rate method. An observable fair value of the Company’s Senior Notes has been estimated using the trading value of the bonds on the Singapore exchange which indicate a fair value of $270.8 million (carrying amount - $293.1 million).

Financial liabilities measured at FVTPL on a recurring basis include the warrant derivative liabilities, the DSU payable, PSU payable, the Convertible Debenture and gold notes which are measured at their fair value at the end of each reporting period. The levels in the fair value hierarchy into which the Company’s financial assets and liabilities are recognized in the statements of financial position at fair value are categorized as follows:

	March 31, 2024		December 31, 2023
	Level 1	Level 2	Level 1	Level 2
Gold Notes (Note 9b)	$—	$63,170	$—	$63,310
Warrant liabilities (Note 12c)	25,468	514	26,053	553
DSU and PSU liabilities (Note 12,g,f)	1,863	3,167	1,903	2,804
Investments and other assets (Note 6b)	5,437	7,400	4,254	5,505
Convertible Debentures (Note 9c)	—	13,307	—	13,913
Total	$32,768	$87,558	$32,210	$86,085

At March 31, 2024, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis. There were no transfers between Level 1 and Level 2, and no financial assets or liabilities measured and recognized at fair value that would be categorized as Level 3 in the fair value hierarchy during the period.

b)Credit risk

	March 31, 2024	December 31, 2023
Trade	$3,009	$3,505
VAT receivable	49,034	40,045
Tax recoverable	5,188	4,503
Other, net of allowance for doubtful accounts	1,296	1,386
Total	$58,527	$49,439

The exposure to credit risk arises through the failure of a third party to meet its contractual obligations to the Company. The Company’s exposure to credit risk primarily arises from its cash balances (which are held with highly rated Canadian, Colombian and other international financial institutions) and accounts receivable. The timing of collection of the VAT recoverable is in accordance with Government of Colombia’s bi-monthly filing process. As at March 31, 2024, the Company expects to recover the outstanding amount of current VAT and HST receivable in the next 12 months.
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Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

13.    Financial Risk Management (cont.)
Credit risk associated with trade accounts receivable arises from the Company’s delivery of its production to international customers from whom it receives 97.0% - 99.5% of the sales proceeds in the case of gold and silver, and 90% of sales proceeds in the case of concentrates, shortly after delivery of its production to an agreed upon transfer point in Colombia. The balance is received within a short settlement period thereafter, once final metal content has been agreed between the Company and the customer.

c)Liquidity risk
The Company manages its liquidity risk by continuously monitoring forecast cash flow requirements. The Company believes it has sufficient cash resources to pay its obligations associated with its financial liabilities as at March 31, 2024. The Company’s undiscounted commitments at March 31, 2024 are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade, tax and other payables	$69,104	$—	$—	$—	$69,104
Reclamation and closure costs	2,104	2,040	6,314	22,563	33,021
Lease payments	2,361	2,538	621	950	6,470
Gold Notes	25,314	49,318	10,243	—	84,875
Senior unsecured notes	20,625	346,865	—	—	367,490
Convertible Debentures	13,307	—	—	—	13,307
Other contractual commitments	1,125	—	—	55,400	56,525
Total	$133,940	$400,761	$17,178	$78,913	$630,792
Following receipt of funds under the Marmato and Toroparu PMPA, Aris Mining’s silver and gold production from the Marmato Mine and Toroparu Project is subject to the terms of the PMPA with WPMI.
d)Foreign currency risk
The Company is exposed to foreign currency fluctuations. Such exposure arises primarily from:
•Translation of subsidiaries that have a functional currency, such as COP, which differ from the USD functional currency of the Company. The impact of such exposure is recorded through other comprehensive income (loss).
•Translation of monetary assets and liabilities denominated in foreign currencies, such as the Canadian dollar (“C$”) and Guyanese Dollar (“GYD”). The impact of such exposure is recorded in the consolidated statement of income (loss).
The Company monitors its exposure to foreign currency risks arising from foreign currency balances and transactions. To reduce its foreign currency exposure associated with these balances and transactions, the Company may enter foreign currency derivatives to manage such risks. In 2024 and 2023, the Company did not utilize derivative financial instruments to manage this risk.
The following table summarizes the Company’s net financial assets and liabilities denominated in Canadian dollars, Colombian pesos and Guyanese dollar (in US dollar equivalents) as of March 31, 2024 and December 31, 2023, as well as the effect on earnings and other comprehensive earnings after-tax of a 10% appreciation or depreciation in the foreign currencies against the US dollar on the financial and non-financial assets and liabilities of the Company, if all other variables remain constant:

	March 31, 2024	Impact of a 10% Change	December 31, 2023	Impact of a 10% Change
Canadian Dollars (C$)	(1,628)	(149)	(15,664)	(1,425)
Colombian Peso (COP)	12,118	1,101	11,301	1,027
Guyanese Dollar (GYD)	475	43	100	9

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Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

13.    Financial Risk Management (cont.)
e)Price risk
Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Gold and silver prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company’s control. The Company may enter commodity hedging contracts from time to time to reduce its exposure to fluctuations in spot commodity prices.
The Company is required under the covenants of the Gold Notes to use commercially reasonable efforts to put in place commodity hedging contracts (put options) on a rolling four-quarters basis to establish a minimum selling price of $1,400 per ounce for the physical gold being accumulated in the Gold Escrow Account (Note 9b). Gold being accumulated in the Gold Escrow Account will be sold to meet the Company’s financial obligations for the quarterly Amortizing Payments of the Gold Notes. Under the terms of the agreement, such hedging will not be required if one of the following conditions is met:
•the Company determines that any such hedging contracts are not obtainable on commercially reasonable terms; or
•the failure to obtain any such hedging contracts would not reasonably be expected to materially adversely impact the ability of the Company to satisfy its obligations to make the quarterly Amortizing Payments.
As at March 31, 2024, the Company had no outstanding commodity hedging contracts in place.
14.    Revenue

	Three months ended March 31,
	2024	2023
Gold in dore	$105,190	$91,864
Silver in dore	1,196	1,109
Metals In concentrate	1,234	3,934
Total	$107,620	$96,907
15.    Cost of Sales

	Three months ended March 31,
	2024	2023
Production costs	$67,241	$50,295
Royalties	4,092	3,410
Total	$71,333	$53,705

16.    Interest and Accretion

	Three months ended March 31,
	2024	2023
Interest expense	$5,435	$7,687
Financing fees (income)	(18)	(34)
Accretion of Senior Notes (Note 9a)	658	607
Accretion of lease obligations	207	104
Accretion of provisions (Note 10)	521	517
Total	$6,803	$8,881

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Notes to the Condensed Consolidated Financial Statements Three months ended March 31, 2024 and 2023 (Tabular amounts expressed in thousands in US dollars unless otherwise noted)
17. Gain (loss) on Financial Instruments

	Three months ended March 31,
	2024	2023
		(Recast - Note 12c)
Financial Assets
Investment in Denarius (Note 6b)	$1,355	$(1)
Denarius convertible debenture	1,889	—
Denarius warrants	(163)	—
Other gain (loss) on financial instruments	(3)	2
	3,078	1
Financial Liabilities
Gold Notes (Note 9b)	(2,038)	(2,714)
Convertible Debentures (Note 9c)	503	(1,714)
Unlisted Warrants (Note 12c)	39	(566)
Listed Warrants (Note 12c)	(5,324)	(6,786)
	(6,820)	(11,780)
Total	$(3,742)	$(11,779)
18.    Changes in non-cash Operating Working Capital Items

	Three months ended March 31,
	2024	2023
Accounts receivable	$(9,090)	$(6,978)
Inventories	(2,499)	(1,965)
Prepaid expenses and deposits	(408)	365
Accounts payable and accrued liabilities	(17,346)	(11,575)
Total	$(29,343)	$(20,153)
19.    Related Party Transactions
Key management personnel compensation

	Three months ended March 31,
	2024	2023
Short-term employee benefits	$828	$993
Termination benefits	1,394	—
Share-based compensation	976	718
Total	$3,198	$1,711

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

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Notes to the Condensed Consolidated Financial Statements Three months ended March 31, 2024 and 2023 (Tabular amounts expressed in thousands in US dollars unless otherwise noted)
20. Segment Disclosures

Reportable segments are consistent with the geographic regions in which the Company’s projects are located. In determining the Company’s segment structure, the basis on which management reviews the financial and operational performance was considered and whether any of the Company’s mining operations share similar economic, operational and regulatory characteristics. The Company considers its Segovia Operations and Marmato Mine in Colombia, its Toroparu Project in Guyana, its Soto Norte Project in Colombia and its corporate functions in Canada and Panama as its reportable segments.

	Segovia	Marmato	Toroparu	Soto Norte	Corporate and Other	Total
Three months ended Mar 31, 2024
Revenue	$95,707	$11,913	$—	$—	$—	$107,620
Cost of sales	(57,949)	(13,384)	—	—	—	(71,333)
Segment net income (loss)	16,544	(1,938)	—	3,420	(18,770)	(744)
Capital expenditures	16,472	17,947	2,436	—	224	37,079
Three months ended Mar 31, 2023 (Recast - Note 12c)
Revenue	$88,854	$8,053	$—	$—	$—	$96,907
Cost of sales	(44,083)	(9,622)	—	—	—	(53,705)
Segment net income (loss)	18,662	(1,233)	—	(1,301)	(22,498)	(6,370)
Capital expenditures	9,973	5,130	4,654	—	—	19,757
As at Mar 31, 2024
Total assets	$330,000	$379,778	$350,445	$109,374	$183,669	$1,353,266
Total liabilities	(91,028)	(132,896)	(86,365)	—	(408,383)	(718,672)
As at Dec 31, 2023
Total assets	$311,680	$367,188	$348,397	$108,527	$217,079	$1,352,871
Total liabilities	(90,953)	(133,061)	(86,174)	—	(418,028)	(728,216)

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